Exhibit 7.3

January 8, 2010

Via email

OpenTV Corp.

275 Sacramento Street
San Francisco, California  94111

Attention: Ben Bennett, Chief Executive Officer

Gentlemen:

Notice is hereby given to OpenTV Corp. (“OpenTV”) by Kudelski SA, Kudelski Interactive Cayman, Ltd. and Kudelski Interactive USA, Inc. (collectively, the “Kudelski Entities”) that the Kudelski Entities intend to give a written instruction to OpenTV directing it to redeem all outstanding Class A ordinary shares of OpenTV other than those Class A ordinary shares registered in the name of any of the Kudelski Entities (the “Written Instruction”).  The Written Instruction shall be given pursuant to and in accordance with Section 176(1) of the BVI Business Companies Act, 2004 (as amended).

The Kudelski Entities anticipate delivering the Written Instruction to OpenTV at such time as the U.S. Securities and Exchange Commission has cleared the preliminary documentation filed therewith by OpenTV and the Kudelski Entities in connection with the anticipated redemption of the OpenTV Class A ordinary shares.  The Kudelski Entities expect that the Written Instruction will include a recommendation that OpenTV redeem the Class A ordinary shares for $1.55 per share.

Sincerely,

Kudelski SA	Kudelski Interactive Cayman, Ltd.	Kudelski Interactive USA, Inc.

/s/ Lucien Gani	/s/ Lucien Gani	/s/ Lucien Gani
Lucien Gani	Lucien Gani	Lucien Gani
General Counsel and	Director	President and
Head of Legal Affairs		Chief Executive Officer

/s/ Mauro Saladini
Mauro Saladini
Executive Vice President and Chief Financial Officer